

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Kathi Niffenegger
Chief Financial Officer
Edesa Biotech, Inc.
100 Spy Court
Markham, Ontario, Canada L3R 5H6

>**Re: Edesa Biotech, Inc.**
>**Registration Statement on Form S-3**
>**Filed December 16, 2022**
>**File No. 333-268847**

Dear Kathi Niffenegger :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tracy Buffer